

SECU ISSION

07002949

Rec'd 2/23/07

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER 8-50580

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Oakbrook Financial Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2100 Clearwater Drive
(No. and Street)

Oak Brook (City) Illinois (State) 60523 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kenneth E. Masick (630) 545-4520
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Heinold-Banwart, Ltd.
(Name – *if individual, state last, first, middle name*)

PROCESSED
MAR 13 2007
THOMSON FINANCIAL

2400 N. Main Street (Address) East Peoria (City) Illinois (State) 61611 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 23 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/13

OATH OR AFFIRMATION

I, Kenneth E. Masick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Oakbrook Financial Group, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


"OFFICIAL SEAL"
PATRICIA A. LEE
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 12/11/2009

Signature

Treasurer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

	Page Number
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS	
Statements of Financial Condition	2
Statements of Operations and Member's Equity	3
Statements of Cash Flows	4
Notes to Financial Statements	5
SUPPLEMENTARY INFORMATION	
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	7
INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL	8

HEINOLD-BANWART, LTD.
Certified Public Accountants



Riverfront Office Center 2400 N. Main Street East Peoria, IL 61611-1795 Tel 309.694.4251 Fax 309.694.4202

INDEPENDENT AUDITORS' REPORT

To the Member
Oakbrook Financial Group, LLC
Oak Brook, Illinois

We have audited the accompanying statements of financial condition of **Oakbrook Financial Group, LLC** (the Company) as of December 31, 2006 and 2005, and the related statements of operations and member's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oakbrook Financial Group, LLC at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Heinold-Banwart, Ltd.

February 12, 2007

OAKBROOK FINANCIAL GROUP, LLC
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2006 AND 2005

ASSETS	2006	2005
Cash and cash equivalents	$ 424,490	$ 242,869
Deposit with clearing organization	32,325	30,973
Receivables from clearing organizations	93,571	41,022
Other receivables	30,413	35,802
Prepaid expenses	45,344	28,376
Property and equipment	1,540	3,100
	$ 627,683	$ 382,142
LIABILITIES AND MEMBER'S EQUITY		
Accounts payable		
Commissions	$ 181,729	$ 137,643
Related party	42,574	22,983
Other	617	4,624
	224,920	165,250
Member's equity	402,763	216,892
	$ 627,683	$ 382,142

See accompanying notes.

OAKBROOK FINANCIAL GROUP, LLC
STATEMENTS OF OPERATIONS AND MEMBER'S EQUITY
YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
REVENUES		
Commission and fee income	$ 3,027,366	$ 1,958,882
Other income	28,571	24,276
	3,055,937	1,983,158
EXPENSES		
Commissions	2,345,302	1,492,256
Clearing charges	102,520	81,753
Other expenses	422,244	378,467
	2,870,066	1,952,476
NET INCOME	185,871	30,682
BEGINNING MEMBER'S EQUITY	216,892	168,210
CONTRIBUTIONS	-	78,000
DISTRIBUTIONS	-	(60,000)
ENDING MEMBER'S EQUITY	$ 402,763	$ 216,892

See accompanying notes.

OAKBROOK FINANCIAL GROUP, LLC
STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2006 AND 2005

	Common Stock		Additional Paid-In	Retained Earnings	Total Stockholders'
	Shares	Amount	Capital	(Deficit)	Equity
Balances, December 31, 2003	14,400	$ 160,643	$ -	$ -	$ 160,643
Common stock issued	1,000	25,000			25,000
Common stock redeemed	(100)	(2,500)	(16,873)		(19,373)
Net loss				30,682	30,682
Balances, December 31, 2005	15,300	183,143	(16,873)	30,682	196,952
Common stock issued	1,000	25,000			25,000
Common stock redeemed	(100)	(2,500)			(2,500)
Net loss				185,872	185,872
Balances, December 31, 2006	16,200	$ 205,643	$ (16,873)	$ 216,554	$ 405,324

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a referring broker-dealer in securities registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. As a referring broker-dealer, the Company executes securities transactions but does not carry securities accounts for customers or perform custodial functions related to customer accounts. The Company therefore claims an exemption from SEC Rule 15c3-3 under Section (k)(2)(i).

The Company was formed on December 30, 2004 and simultaneously acquired the predecessor company, Oakbrook Financial Group, Inc. The predecessor company was incorporated in 1997 and obtained its license and commenced operations in 1998.

Commissions

Commission revenues and expenses and related clearing charges are recorded on a trade-date basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers money market funds to be cash equivalents. Cash of $107,917 and money market funds of $258,427 are not covered by depository insurance at December 31, 2006.

Accounts Receivable

The allowance for doubtful accounts is established as losses are estimated to have occurred through a provision for bad debts charged to earnings. Losses are charged against the allowance when management believes the uncollectibility of a receivable is confirmed. Subsequent recoveries, if any, are credited to the allowance. The allowance for doubtful accounts is evaluated on a regular basis by management and is based on historical experience and specifically identified questionable receivables. The evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. At December 31, 2006 and 2005, no allowance for future bad debts has been established as it is management's opinion that losses, if incurred, would not materially affect the financial statements.

Property and Equipment

Property and equipment, consisting of furniture and computer software, are carried at cost, less accumulated depreciation of $37,372 and $35,812 at December 31, 2006 and 2005, respectively. Depreciation is computed by the straight-line and accelerated methods over useful lives of three to seven years. Depreciation expense for the years ended December 31, 2006 and 2005 was $1,560 and $1,874, respectively.

Income Taxes

The Company is not a taxpaying entity for federal income tax purposes, and thus no income tax expense has been recorded in the statements.

NOTE 2. DEPOSITS WITH CLEARING ORGANIZATION

The Company has a deposit in a money market account with a clearing organization of $32,325 and $30,973 at December 31, 2006 and 2005, respectively.

NOTE 3. RELATED PARTY TRANSACTIONS

The Company is wholly owned by Wolf Financial Group Holdings, LLC, which is wholly owned by Wolf & Company, LLP (Wolf). The Company is related to Wolf Financial Management, LLC, and Wolf Capital, LLC (Capital) by common ownership. Wolf has advanced the Company funds, pays certain expenses on behalf of the Company, and charges the Company rent for the use of office space and equipment and the performance of administrative functions. There is no formal rent agreement; rent is currently being paid at $3,500 per month.

Expenses paid to Wolf were:

	2006	2005
Rent	$ 42,000	$ 42,000
Salary and employee benefits reimbursement	177,432	141,526
	$219,432	$183,526

NOTE 4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had adjusted net capital of $320,297, which was $270,297 in excess of its required net capital of $50,000. The adjusted net capital of $320,297 is equal to the net capital the Company reported in its Focus Report.

SUPPLEMENTARY INFORMATION

OAKBROOK FINANCIAL GROUP, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
YEAR ENDED DECEMBER 31, 2006

NET CAPITAL	$ 402,763
NON-ALLOWABLE ASSETS	
Non-allowable receivables	30,413
Prepaid expenses	45,344
Property and equipment	1,540
	77,297
NET CAPITAL BEFORE HAIRCUTS ON SECURITY POSITIONS	325,466
HAIRCUTS ON SECURITY POSITIONS	
Money market accounts	5,169
ADJUSTED NET CAPITAL	$ 320,297
MINIMUM NET CAPITAL REQUIRED	$ 50,000
EXCESS NET CAPITAL	$ 270,297

HEINOLD-BANWART, LTD.
Certified Public Accountants

Riverfront Office Center 2400 N. Main Street East Peoria, IL 61611-1795 Tel 309.694.4251 Fax 309.694.4202

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Member
Oakbrook Financial Group, LLC
Oak Brook, Illinois

In planning and performing our audit of the financial statements of Oakbrook Financial Group, LLC (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control, including control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statement that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Heinold-Banwart, Ltd.

February 12, 2007

END